Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/ME): 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME): 92.690.783/0001-09 Registry (NIRE): 35300520751

NOTICE TO THE MARKET

Gerdau S.A. and Metalúrgica Gerdau S.A. (jointly, the “Companies”) inform their shareholders and the general market that, on August 18, 2021, the Board of Directors of Gerdau S.A. approved the corporate reorganization involving its Mexican subsidiary Sidertúl, S.A. de C.V. (“Sidertúl”) and the companies Aceros Corsa, S.A. de C.V. (“Aceros Corsa”) and Gerdau Corsa, S.A.P.I. de C.V. (“Gerdau Corsa”), both also located in Mexico and jointly controlled by the Companies with the group formed by Corcre, S.A.P.I. de C.V. and Juan Angel Córdova Creel (jointly, “Grupo Córdova”).

The corporate reorganization approved by the Board of Directors involves the merger of the companies Sidertúl and Aceros Corsa by Gerdau Corsa (“Merger”) and is part of the process to reorganize and simplify the ownership structure in Mexico, with the objective of (i) strengthening the financial structure of Gerdau Corsa, with reductions in its leverage and financial expenses; (ii) centralize the main business activities to capture operating efficiency gains at the companies involved; and (iii) optimize internal processes to capture synergies and economies of scale to reduce administrative, operational and tax costs.

As a preliminary step in the Merger, Grupo Córdova will acquire 16.84% of the share capital of Sidertúl, for US$ 32,500,000 to equalize its equity interest in the share capital of Gerdau Corsa after the Merger (“Purchase and Sale”).

As a result of the Purchase and Sale and of the Merger, Gerdau S.A. will increase, indirectly, its interest in the share capital of Gerdau Corsa from 70% to 75%, maintaining its shared control of Gerdau Corsa with Grupo Córdova. The corporate reorganization also will reinforce the commitment of the Companies with respect to their operations in Mexico, an important and strategic market for their long-term vision.

The consummation of the Purchase and Sale and of the Merger, which is expected to be concluded in the fourth quarter of 2021, is subject to approval by the shareholders of the companies involved and by Mexico's antitrust agency, Comisión Federal de Competencia Económica (COFECE), and to other conditions typical to this type of corporate reorganization.

São Paulo, August 19, 2021

Harley Lorentz Scardoelli
Executive Vice President
Investor Relations Officer